Exhibit 99.1

Yandex Announces Management Changes

Moscow and Amsterdam, the Netherlands, March 30, 2021 – Yandex (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today announced that Greg Abovsky, Chief Financial Officer (CFO) and Chief Operating Officer (COO), has decided to leave the company effective April 30 to pursue a new opportunity in another geography. Vadim Marchuk has been appointed to serve as acting CFO. COO functions will be divided between members of the management team, including Deputy Chief Executive Officer Tigran Khudaverdyan.

There is no impact on the company’s strategy, previously communicated performance targets or 2021 guidance.

“Greg has played a substantial role in the company’s transformation into a diversified digital ecosystem, working alongside the outstanding internally-grown management team that Yandex has developed over the past several years. One of Greg's important achievements was building up an extremely strong team – Vadim and his colleagues all share Greg's intelligence, tenacity and strategic thinking, and are well positioned to continue his work," said Arkady Volozh, Chief Executive Officer of Yandex. "I would like to thank Greg for his significant contributions to Yandex over the past several years and wish him every success in the next phase of his professional journey.”

“I am really grateful to Arkady, Tigran and the entire Yandex team for an incredible eight years,” said Greg Abovsky, Chief Financial Officer and Chief Operating Officer of Yandex. “I am excited to be taking on a new professional challenge. I have every confidence in Vadim and the rest of the team, and their ability to execute on Yandex’s strategy and capitalize on numerous attractive opportunities ahead while maintaining the company’s usual prudent approach to capital allocation and financial discipline”.

Vadim Marchuk joined Yandex in 2016 as Vice President of Corporate Development and has worked closely with Arkady, Tigran, Greg and the rest of Yandex’s senior management team. Over the last five years Vadim played a key role in all of the company’s strategic decision-making and transactions, as well as capital raising and corporate restructuring. Vadim is also a current member of the Boards of Directors of MLU B.V. and Yandex.Self Driving Group and a former member of the Board of Directors of Yandex.Market and Yandex.Money. Vadim has more than 15 years of experience in investment banking and consulting. Prior to joining Yandex, he was a

Managing Director at Sberbank Merchant Banking, and before that, an Executive Director at J.P. Morgan’s Global M&A Group in New York and London. Vadim graduated from Grinnell College with a BA in Economics and holds an MBA degree in Finance from Kellogg School of Management at Northwestern University.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has over 30 offices worldwide, has been listed on the NASDAQ since 2011 and the Moscow Exchange since 2014.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru